
07005886


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH. D.C.
213
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32664

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weston Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Williams Street, Suite 100
(No. and Street)

Wellesley	MA	02481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



WESTON SECURITIES CORPORATION

(A Wholly-owned Subsidiary of Washington Trust Bancorp, Inc.)

Financial Statements and Supplemental Schedules

December 31, 2006

(With Independent Auditors' Report Thereon and Supplemental Report on Internal Control)

WESTON SECURITIES CORPORATION
(A Wholly-owned Subsidiary of Washington Trust Bancorp, Inc.)

Table of Contents

OATH OR AFFIRMATION

I, Wayne M. Grzecki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weston Securities Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
Weston Securities Corporation:

We have audited the accompanying statement of financial condition of Weston Securities Corporation (the Company), as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weston Securities Corporation as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 27, 2007

WESTON SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Financial Condition

December 31, 2006

Assets:		
Cash and cash equivalents	$	440,289
Fees and commissions receivable		103,877
Receivable from affiliate		38,033
Prepaid expenses		14,342
Goodwill		150,000
Other assets		8,100
Total assets	$	754,641
Liabilities:		
Accounts payable and accrued expenses	$	6,591
Federal and state income taxes payable		4,083
Payable to affiliate		161,700
Total liabilities		172,374
Stockholder's equity:		
Common stock, no par value. Authorized 12,500 shares; issued and outstanding 1,200 shares		6,000
Additional paid-in-capital		418,318
Retained earnings		157,949
Total stockholder's equity		582,267
Total liabilities and stockholder's equity	$	754,641

See accompanying notes to financial statements.

WESTON SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Operations

Year ended December 31, 2006

Revenues:		
12b-1 fees	$	1,000,718
Commission and other income		920,480
		1,921,198
Expenses:		
Administrative fee		1,385,337
Filing fees		114,869
Professional fees		65,942
Other expenses		83,443
		1,649,591
Income before income taxes		271,607
Income tax expense		114,000
Net income	$	157,607

See accompanying notes to financial statements.

WESTON SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2006

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount			
Balance, December 31, 2005	1,200	$ 6,000	418,318	342	424,660
Net income	—	—	—	157,607	157,607
Balance, December 31, 2006	1,200	$ 6,000	418,318	157,949	582,267

See accompanying notes to financial statements.

WESTON SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Cash Flows

Year ended December 31, 2006

Cash flows from operating activities:		
Net income	$	157,607
Adjustment to reconcile net loss to net cash used for operating activities – change in:		
Fees and commissions receivable		(28,739)
Receivable from affiliate		(89)
Prepaid expenses		(3,661)
Other assets		(4,800)
Accounts payable and accrued expenses		(34,905)
Payable to affiliate		81,277
Federal and state income taxes payable		(16,027)
Net cash provided by operating activities		150,663
Net increase in cash and cash equivalents		150,663
Cash and cash equivalents at beginning of year		289,626
Cash and cash equivalents at end of year	$	440,289
Supplemental disclosure of cash flow information:		
Cash paid during the period for income taxes	$	35,000

See accompanying notes to financial statements.

WESTON SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Washington Trust Bancorp, Inc.)

Notes to Financial Statements

December 31, 2006

(1) Operations and Organization

Weston Securities Corporation (WSC or the Company), organized as a Massachusetts corporation on August 14, 1984, became a wholly-owned subsidiary of Washington Trust Bancorp, Inc. (WTB) on August 31, 2005, and was previously a wholly-owned subsidiary of Weston Financial Group, Inc. (WFG). In 2005, the Company changed its fiscal year end from August 31st to December 31st to be the same as its new parent.

WSC is a registered broker/dealer under the Securities Exchange Act of 1934 (Exchange Act of 1934) and a member of the National Association of Securities Dealers, Inc. (NASD) and Securities Investors Protection Corporation (SIPC), and is involved in the distribution of mutual funds, annuities, variable life and 529 plans. WSC serves primarily as the principal underwriter and distributor of five affiliated mutual funds and distributes these funds predominately to clients of WFG. Certain of the officers and trustees of WSC and the affiliated funds are also officers and directors of WFG.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash represents monies held in a bank account under normal commercial terms. Investments in money market funds are considered to be cash equivalents. Such investments are carried at cost, which approximates market value.

(b) Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill is tested for impairment at least annually. Any impairment is recognized as a charge to earnings.

(c) Other Assets

Other assets consist of the Company's investment in NASD common stock. This investment is carried at cost.

(d) Revenue

The Company earns fees revenue from the following sources: 12b-1 Fees from New Century Portfolios (NCP), 12b-1 Fees related to investments in NCP, Park Insurance Agency (Selling Agreement), and Variable Annuity Trailers. Revenue is recorded when earned. Additionally, the Company receives commissions from the sale of Variable Annuities, 529 Plans and Life Insurance Policies.

(e) Income Taxes

The Company will file its 2006 federal income tax return for the year December 31, 2006 on a consolidated basis with its parent, WTB. The Company is subject to a written tax-allocation agreement, which allocates the Company's consolidated tax liability for payment purposes. Federal

(Continued)

income taxes are calculated as if the companies file on a separate return basis. For state income tax purposes, the Company will file on its own behalf.

Current income taxes are calculated and are recorded in the Company's results based upon the application of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. SFAS 109 requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes are recognized for the future tax consequences of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount, which is more likely than not realizable. Income tax expense is the sum of the taxes currently payable and the change during the period in deferred tax assets and liabilities.

(f) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of income and expenses during the period. Actual results could differ from these estimates.

(3) Goodwill

Goodwill represents the amount allocated to the Company following WTB's purchase of WFG.

(4) Related Party Transactions

The Company entered into a sales agreement with Park Insurance Agency, Inc. (Park), a wholly-owned subsidiary of WFG, under which Park pays to the Company 70% of commissions earned on sales of insurance products. For the year ended December 31, 2006, the Company earned $501,865 under this agreement, $38,033 of which was a receivable at December 31, 2006.

The Company has an agreement with WFG, a wholly-owned subsidiary of the Company's sister subsidiary, The Washington Trust Company, under which WFG provides the Company with management, administrative facilities, and services, including the use of WFG personnel. For the year ended, December 31, 2006, the Company paid 25% of specified employee-related costs, 15% of specified occupancy-related costs incurred by WFG, and 20% of the Intercompany Management Fee with WTC. For the year ended December 31, 2006, the Company incurred expenses related to this agreement in the amount of $1,385,337 of which $161,700 is owed to WFG as of December 31, 2006.

WESTON SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Washington Trust Bancorp, Inc.)

Notes to Financial Statements

December 31, 2006

(5) Income Taxes

The provision for income taxes is presented below:

Federal	$	85,000
State		29,000
Total income tax expense	$	114,000

The reconciliation of federal income tax at the statutory rate to the effective income tax rate is presented below:

		Amount	% of pre-tax income
Tax at federal income tax rate	$	95,062	35.00%
Increase resulting from state tax, net of federal income tax benefit		18,538	6.82%
Other		400	0.15%
Total income tax expense	$	114,000	41.97%

Federal income taxes payable in the amount of $10,539 was payable to the Company's parent, WTB. State income taxes refund in the amount of $6,456 was due to the Company.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), whereby the Company is required to maintain minimum net capital (as defined) of $25,000, and the ratio of aggregate indebtedness (as defined) to net capital, shall not exceed 15 to 1 or 6 2/3%. The NASD provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of $265,440, which was $240,440 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2006 was 0.65 to 1.

(7) Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(1) under Rule 15c3-3 of the Securities Exchange Act of 1934, (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Schedule I

WESTON SECURITIES CORPORATION

(A Wholly-Owned Subsidiary of Washington Trust Bancorp, Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2006

Capital – stockholder's equity	$	582,267
Deductions – nonallowable assets:		
Fees and commissions receivable		(103,877)
Receivable from affiliate		(38,033)
Prepaid expenses		(14,342)
Goodwill		(150,000)
Other assets		(8,100)
Haircut on cash equivalents		(2,475)
Net capital	$	265,440
Aggregate indebtedness	$	172,374
Minimum net capital requirement of broker or dealer (the greater of 6 2/3%% of aggregate indebtedness as defined or $25,000)		25,000
Excess net capital	$	240,440
Ratio of aggregate indebtedness to net capital		0.65

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006):

There was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2006 and that information included herein.

See accompanying independent auditors' report.

Schedule II

WESTON SECURITIES CORPORATION

(A Wholly-Owned Subsidiary of Washington Trust Bancorp, Inc.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company operates pursuant to the exemptive provisions of (k)(1) under Rule 15c3-3 of the Securities Exchange Act of 1934, (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

See accompanying independent auditors' report.

Schedule III

WESTON SECURITIES CORPORATION

(A Wholly-Owned Subsidiary of Washington Trust Bancorp, Inc.)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company operates pursuant to the exemptive provisions of (k)(1) under Rule 15c3-3 of the Securities Exchange Act of 1934, (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

See accompanying independent auditors' report.



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

The Board of Directors
Weston Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Weston Securities Corporation (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial condition and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2007

END